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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                FINAL AMENDMENT

                           SHERIDAN HEALTHCARE, INC.
                              (NAME OF THE ISSUER)

                             VESTAR/SHERIDAN, INC.
                         VESTAR/SHERIDAN HOLDINGS, INC.
                         VESTAR/SHERIDAN INVESTORS, LLC
                           SHERIDAN HEALTHCARE, INC.
                               MITCHELL EISENBERG
                                 LEWIS D. GOLD
                              MICHAEL F. SCHUNDLER
                               GILBERT L. DROZDOW
                                 JAY A. MARTUS
                                ROBERT J. COWARD
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                             COMMON STOCK 823781109
                         CLASS A COMMON STOCK 823781208
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                    JAMES L. ELROD, JR.                                      MITCHELL EISENBERG, M.D.
              VESTAR/SHERIDAN INVESTORS, LLC                                 SHERIDAN HEALTHCARE, INC.
                245 PARK AVENUE, 41ST FLOOR                               4651 SHERIDAN STREET, SUITE 400
                    NEW YORK, NY 10167                                          HOLLYWOOD, FL 33021
                      (212) 351-1600                                              (954) 964-2611

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                   PETER J. GORDON, ESQ.                                   STEPHEN K. RODDENBERRY, ESQ.
                SIMPSON THACHER & BARTLETT                               AKERMAN, SENTERFITT, EIDSON, P.A.
                   425 LEXINGTON AVENUE                                     ONE SOUTHEAST THIRD AVENUE
                 NEW YORK, NEW YORK 10017                                           28TH FLOOR
                      (212) 455-2000                                           MIAMI, FLORIDA 33131

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X]  A tender offer.

     d.  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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     This Final Amendment amends and supplements the Rule 13E-3 Transaction Statement (as amended to date, the "Schedule 13E-3") relating to a tender offer by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc.) (the "Purchaser") and a wholly owned subsidiary of Vestar/ Sheridan Holdings, Inc., a Delaware corporation (formerly known as Vestar/Calvary Holdings, Inc.) ("Holdings") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC, a Delaware limited liability company (formerly known as Vestar/Calvary Investors, LLC) ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Common Stock, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a price of $9.25 per Share net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 1999, as supplemented (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13E-3.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), filed by the Purchaser with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1 is hereby expressly incorporated herein by reference.

                             CROSS-REFERENCE SHEET

            ITEM IN SCHEDULE 13E-3                    WHERE LOCATED IN SCHEDULE 14D-1
            ----------------------                    -------------------------------

Item 1(a)............................................  Item 1(a)
Item 1(b)............................................  Item 1(b)
Item 1(c)............................................  Item 1(c)
Item 1(d)............................................        *
Item 1(e)............................................        *
Item 1(f)............................................        *
Item 2(a)............................................  Item 2(a)
Item 2(b)............................................  Item 2(b)
Item 2(c)............................................  Item 2(c)
Item 2(d)............................................  Item 2(d)
Item 2(e)............................................  Item 2(e)
Item 2(f)............................................  Item 2(f)
Item 2(g)............................................  Item 2(g)
Item 3(a)............................................  Item 3(a)
Item 3(b)............................................  Item 3(b)
Item 4...............................................        *
Item 5...............................................  Item 5
Item 6(a)............................................  Item 4(a)
Item 6(b)............................................        *
Item 6(c)............................................  Item 4(b)
Item 6(d)............................................  Item 4(c)
Item 7(a)............................................  Item 5
Item 7(b)............................................        *
Item 7(c)............................................        *
Item 7(d)............................................        *
Item 8...............................................        *
Item 9...............................................        *
Item 10(a)...........................................  Item 6(a)
Item 10(b)...........................................  Item 6(b)
Item 11..............................................  Item 7
Item 12(a)...........................................        *
Item 12(b)...........................................        *
Item 13..............................................        *
Item 14(a)...........................................        *
Item 14(b)...........................................        *
Item 15(a)...........................................        *
Item 15(b)...........................................  Item 8
Item 16..............................................  Item 10(f)
Item 17(a)...........................................  Item 11(b)
Item 17(b)...........................................        *
Item 17(c)...........................................  Item 11(c)
Item 17(d)...........................................  Item 11(a)
Item 17(e)...........................................        *
Item 17(f)...........................................  Item 11(f)

---------------
* There is no applicable item contained in Schedule 14D-1.

Item 4. Terms of the Transactions

Item 4 of the Schedule 13E-3 is hereby amended and supplemented as follows:

      At 12:00 Midnight, New York City time, on Tuesday, April 27, 1999, the Offer expired. Based on the information provided by the Depositary, 98.3% of the Shares (which number includes approximately 1,628,759 Shares subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $9.25 per share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge into the Company in accordance with the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Purchaser, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the DGCL) shall be canceled, retired and converted into the right to receive $9.25 per Share in cash, without interest, less any applicable withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on April 28, 1999, a copy of which is filed as Exhibit
(d)(11) hereto and incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Item 5 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     The information in this Final Amendment under Item 4 is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

     Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     The information in this Final Amendment under Item 4 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(d)(11)  Press Release dated April 28, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VESTAR/SHERIDAN INVESTORS, LLC

                                          By:      VESTAR CAPITAL PARTNERS III,
                                              L.P.,
                                            ------------------------------------
                                            its Sole Member

                                          By:      VESTAR ASSOCIATES III,
                                              L.P.,
                                            ------------------------------------
                                            its General Partner

                                          By:      VESTAR ASSOCIATES CORPORATION
                                              III
                                            ------------------------------------
                                            its General Partner

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  Vice President

                                          VESTAR/SHERIDAN HOLDINGS, INC.

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  President

                                          VESTAR/SHERIDAN, INC.

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  President

                                          SHERIDAN HEALTHCARE, INC.

                                          By:      JAY A. MARTUS

                                            ------------------------------------
                                            Name: Jay A. Martus
                                            Title:  Vice President and General
                                              Counsel

                                          MITCHELL EISENBERG

                                          --------------------------------------
                                          Mitchell Eisenberg

                                          LEWIS D. GOLD

                                          --------------------------------------
                                          Lewis D. Gold

                                          MICHAEL F. SCHUNDLER

                                          --------------------------------------
                                          Michael F. Schundler

                                          GILBERT L. DROZDOW

                                          --------------------------------------
                                          Gilbert L. Drozdow

                                          JAY A. MARTUS

                                          --------------------------------------
                                          Jay A. Martus

                                          ROBERT J. COWARD

                                          --------------------------------------
                                          Robert J. Coward

April 28, 1999

                                 EXHIBIT INDEX

(d)(11)  Press Release dated April 28, 1999.
